February 10, 2005


Andrew B. Kopans, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA  02108-3194

      RE:	Gabelli Global Gold, Natural Resources & Income Trust
      333-121998; 811-21698
Dear Mr. Kopans:

	We have reviewed the registration statement on Form N-2 for the
Gabelli Global Gold, Natural Resources & Income Trust, filed with the
Securities and Exchange Commission on January 12, 2005. We have the following comments:

PROSPECTUS

1. Please note that a comment given in one section also should be complied with throughout the registration statement.

Cover Page
2. On the cover page, it states that "the Fund`s primary investment objective is to provide a high level of current income." In the "Investment Policies and Strategy" section, it states that "the Fund intends to earn income through an option strategy of writing (selling) covered call options." Please explain supplementally how the Fund intends to meet its objective of earning a high level of income with option premiums (e.g. without a commitment to invest in income-producing securities).

3. In the "Investment Policies and Strategy" section on the cover page, in the prospectus summary, in the SAI, and elsewhere as appropriate, please remove the words "anticipates that it" in the statements relating to the Fund`s concentration policy of investing at least 25% of its assets in each of the Gold and Natural
Resources
Industries.

4. In the "Investment Policies and Strategy" section, it states that
"the Fund may invest in the securities of companies located anywhere in the world." Please expand the disclosure to evidence a greater commitment to invest "Globally" (i.e. in a minimum number of countries and a minimum % of net assets).

Prospectus Summary
5. Under the heading "Investment Objective and Policies" it states that, "Principally engaged, as used in this prospectus, means a company that derives a substantial portion of its income or devotes a substantial portion of its assets to the indicated businesses." Please define "substantial portion" (e.g. the company earns at least
50% of its revenues from the indicated industry and/or the company invests at least 50% of its assets in the indicated industry).

6. In the Prospectus Summary under the heading "Investment Objective and Policies," it states that "the Investment Adviser`s investment philosophy with respect to selecting investments in the gold industries and the natural resources industries is to emphasize quality and value." Please disclose how this strategy will be measured as well as the criteria used by the Investment Adviser.

7. On page 3 under the heading "Market Price of Shares" it states that "the Fund`s net asset value per share will be reduced immediately following the offering of common shares by the amount of the sales load and organization and offering expenses paid by the Fund." Please remove "organization and" because the Fund will not pay the organization expenses. In addition, on pages 36 and 42 under the headings "Description of the Shares" and "Underwriting," please ensure that the Fund will not pay organization expenses.

8. On page 7 under the heading "Emerging Markets Risk," please define
"Emerging Markets." In addition, include the strategy of investing in Emerging Markets securities under the heading "Investment
Objective and Policies."

9. On page 12 under the heading "Lower Grade Securities," it states that "the Fund may invest no more than 10% of its assets in fixed income securities rated in the lower rating categories of recognized statistical rating agencies or unrated securities of comparable quality, and an unlimited percentage of its assets in convertible bonds of such quality." Please disclose the lowest acceptable rating of securities in which the Fund may invest. Also, since the Fund may invest in an unlimited percentage in lower grade convertible securities, please provide the appropriate disclosure for "Junk Bonds."

Fee Table
10. On page 14 in the Fee Table and under the heading "Use of Proceeds," please remove the statements indicating that the Fund will pay organizational expenses. The Fund`s Investment Adviser will pay the Organizational Expenses for this offering.

Investment Objective and Policies
11. On page 18 under the heading "Options", please disclose the Fund`s current intention (if any) of purchasing or selling
(writing)
options that are not "covered".  Is there a limit to selling
(writing) options that are not "covered"?

12. On page 20 under the heading "Short Sales", it states that "the
Fund may also make short sales against the box without respect to such limitations." Please disclose the limitations (none are mentioned in the paragraph).


Dividends and Distributions
13. On page 35 it states, "As the Fund is covered by an exemption from the 1940 Act which allows the Board to implement a level dividend policy, the Board in the future may determine to cause the
Fund to distribute a fixed percentage of the Fund`s average net asset value over a specified period of time or market price per common share at or about the time of distribution or pay-out of a fixed dollar amount." Please disclose the potential consequences to shareholders as a result of such distribution policies. In addition, the disclosure in the Prospectus Summary under the caption "Dividends and Distributions" should be consistent with the disclosure in this section.

Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan
14. On page 36 it states that "experience under the Plan may indicate that changes are desirable." Please disclose the circumstances and conditions when such changes will be made.

Net Asset Value
15. On page 39 it states that "the Fund may employ recognized pricing services from time to time for the purpose of pricing portfolio instruments." Please make it clear that such pricing services will be subject to procedures approved by the Board of Directors.

Forward-Looking Statements
16. On page 45, the section titled "Special Note Regarding
Forward-
Looking Statements" attempts to limit liability for forward-looking statements. Please delete this section. Statements relating to investment companies and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities
Exchange Act of 1934.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions
17. On page B-12 please state in (1) that the Fund will invest at least 25% of its net assets in Gold Companies and at least 25% of its net assets in Natural Resources Companies.

18. On page B-12 please state in (4) that the Fund may lend portfolio assets up to 20% of the Fund`s total assets.

Management of the Fund
19. On page B-15 it states that "securities purchased or sold pursuant to contemporaneous orders entered on behalf of the investment company accounts of the Investment Adviser or the investment advisory accounts managed by its affiliates for their unaffiliated clients are allocated pursuant to principles believed to be fair and not disadvantageous to any such accounts." Please disclose whether the allocation procedures have been approved by the
Fund`s board of directors.

20. On page B-15 it states that the advisory fee "will be reduced each year following the fifth anniversary of the Investment Advisory
Agreement by ( ) basis points until the eighth anniversary, after which time the Investment Adviser will be compensated at an annual rate of ( )% of the Fund`s average weekly total assets." Please include this information in a pre-effective amendment.

Dividends and Distributions
21. On page B-16 it states that the Fund "is covered by an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Fund to make periodic distributions of long-term capital gains provided that any distribution policy of the Fund with respect to its common shares calls for periodic distributions in an amount equal to a fixed percentage of the Fund`s average net asset value over a specified period of time or market price per common share at or about the time of distribution or pay-out of a fixed dollar amount." Please disclose the consequences to the shareholders of this distribution policy. In addition, please verify that notifications to shareholders pursuant to Rule 19a-1 of the 1940 Act will clearly indicate what portion of each distribution is from net income, net gains, and return of capital.

GENERAL

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the Trust`s final pre-effective amendment.

24. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

			*		*		*		*

		If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant